File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

03 NOV 19 AM 7:21

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

12 November 2003

03037545

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 4th November 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

Directors' Shareholding - 12th November 2003

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Enc.

dlw 11/20

LSE / SecExch: SecExch 121103

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director Shareholding
Released	10:58 12 Nov 2003
Number	PRNUK-1211

FRIENDS PROVIDENT PLC

FRIENDS PROVIDENT SHARE INCENTIVE PLAN (SIP)

Notification of monthly investment in Friends Provident Share Incentive Plan

Under the Partnership Share element of the SIP, executive directors are able to acquire shares in the Company, in common with all eligible employees. They can do so by contributing for one year from September 2003, up to £125 per month or in lump sum payments up to £1500 a year. Shares are purchased within 30 days of the contribution being made. Messrs G K Aslet, A R G Gunn, K Satchell and B W Sweetland have each elected to make a maximum monthly contribution.

On 10th November 2003, the Trustees of the SIP (the `Trustees') acquired a total of 34,576 ordinary shares of 10p each in the Company (the `Shares') at a price of £1.3825 per share for the October contribution.

Messers G K Aslet, A R G Gunn, P W Moore, K Satchell and B W Sweetland as executive directors of the Company have a non-beneficial interest in the shares held in the trust under SIP.

The Company has also received notification from G K Aslet, A R G Gunn, K Satchell and B W Sweetland that, of the above shares acquired by the Trustees, they have each acquired 91 shares through the SIP.

P W Moore, who joined the Board in September 2003, elected to make a lump sum contribution of £1125 and 806 shares were purchased on 14th October 2003 as announced on 15th October 2003.

END